CUSIP No. 381119106	Page 1 of 8 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Golden Minerals Company

(Name of Issuer)

COMMON STOCK and WARRANTS

(Title of Class of Securities)

381119106

(CUSIP Number)

January 7, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381119106	Page 2 of 8 Pages

(1)	Names of reporting persons IRS Identification No. of Above Persons (Entities Only) Hochschild Mining plc
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization England and Wales
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power NONE
(6) Shared voting power 700,000 (400,000 Shares and 300,000 Warrants)
(7) Sole dispositive power NONE
(8) Shared dispositive power 700,000 (400,000 Shares and 300,000 Warrants)
(9)	Aggregate amount beneficially owned by each reporting person 700,000 (400,000 Shares and 300,000 Warrants)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not Applicable.
(11)	Percent of class represented by amount in Row 9 14.63%
(12)	Type of reporting person (see instructions) HC, CO

CUSIP No. 381119106	Page 3 of 8 Pages

(1)	Names of reporting persons IRS Identification No. of Above Persons (Entities Only) Hochschild Mining Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization England and Wales
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power NONE
(6) Shared voting power 700,000 (400,000 Shares and 300,000 Warrants)
(7) Sole dispositive power NONE
(8) Shared dispositive power 700,000 (400,000 Shares and 300,000 Warrants)
(9)	Aggregate amount beneficially owned by each reporting person 700,000 (400,000 Shares and 300,000 Warrants)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not Applicable.
(11)	Percent of class represented by amount in Row 9 14.63%
(12)	Type of reporting person (see instructions) HC, CO

CUSIP No. 381119106	Page 4 of 8 Pages

Item 1.	(a)	Name of issuer:

Golden Minerals Company

	(b)	Address of issuer’s principal executive offices:

350 Indiana Street, Suite 800, Golden, CO 80401

Item 2.	2(a)	Name of person filing:

	2(b)	Address or principal business office or, if none, residence:

	2(c)	Citizenship:

Hochschild Mining plc

Calle La Colonia 180

Urb. El Vivero, Santiago de Surco

Lima, Peru

United Kingdom Corporation

Hochschild Mining Holdings Limited

Calle La Colonia 180

Urb. El Vivero, Santiago de Surco

Lima, Peru

United Kingdom Corporation

	2(d)	Title of class of securities:

Common Stock

	2(e)	CUSIP No.:

381119106

Item 3.	If this statement is filed pursuant to Rules §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Hochschild Mining plc and Hochschild Mining Holdings Limited are each a Parent Holding Company or Control Person, in accordance with §240.13d-1(b)(1)(ii)(G).

CUSIP No. 381119106	Page 5 of 8 Pages

Item 4.	Ownership

	a.	Amount beneficially owned:

See the Cover Pages for each of the Reporting Persons.

	b.	Percent of class

See the Cover Pages for each of the Reporting Persons.

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote

		ii.	Shared power to vote or to direct the vote

		iii.	Sole power to dispose or to direct the disposition of

		iv.	Shared power to dispose or to direct the disposition of

See the Cover Pages for each of the Reporting Persons.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Pelham Investment Corporation, a corporation organized under the laws of the Cayman Islands (“Pelham”) with its principal place of business at c/o Close Trustees (Cayman) Limited, P.O. Box 1034, Harbour Place, 4th Floor, 103 South Church Street, George Town, Grand Cayman KY1-1102, Cayman Islands, is the majority shareholder and controlling person of Hochschild Mining plc. Pelham’s principal business is its investment in Hochschild Mining plc. Eduardo Hochschild is the sole director, executive officer and controlling person of Pelham.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 381119106	Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2010	January 15, 2010
Dated	Dated

/s/ JOSE A. PALMA	/s/ JOSE A. PALMA
Signature	Signature

JOSE A. PALMA, VICE PRESIDENT AND GENERAL COUNSEL	JOSE A. PALMA, AUTHORIZED SIGNATORY
Name/Title	Name/Title
Hochschild Mining plc	Hochschild Mining Holdings Limited

CUSIP No. 381119106	Page 7 of 8 Pages

SCHEDULE 13G

EXHIBIT A

Hochschild Mining plc (“Hochschild”) transferred to the Issuer Hochschild’s 35% interest in the Minera el Quevar S.A. joint venture, which controls approximately 10,000 hectares of the 64,000 hectare El Quevar project, including the Yaxtche target area. The Issuer issued 400,000 shares of its Common Stock and Warrants to acquire an additional 300,000 shares of Common Stock exercisable for three years at an exercise price of US$15.00 per share. These shares and warrants were issued directly to MH Argentina S.A., an indirect wholly-owned subsidiary of Hochschild. On January 15, 2010, MH Argentina S.A. transferred the shares and warrants to Hochschild Mining Holdings Limited, a wholly-owned subsidiary of Hochschild. Hochschild and Hochschild Mining Holdings Limited may be deemed to be Parent Holding Companies or Control Persons.

Hochschild also has the right for a period of two years from the date of the transaction to participate in future equity offerings or share sales by the Issuer on a pro rata basis, in order to permit Hochschild to maintain up to an 11% equity interest, on the same terms and conditions offered to others in such equity offerings or sales.

CUSIP No. 381119106	Page 8 of 8 Pages

SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock and Warrants of Golden Minerals Company.

Hochschild Mining plc

Dated: January 15, 2010		/s/ JOSE A. PALMA
	By:	Jose A. Palma
	Title:	Vice President and General Counsel

Hochschild Mining Holdings Limited

Dated: January 15, 2010		/s/ JOSE A. PALMA
	By:	Jose A. Palma
	Title:	Authorized Signatory